October 19, 2018

Robert Purgason
Chief Executive Officer
Kayne Anderson Acquisition Corp.
811 Main Street
14th Floor
Houston, TX 77002

       Re: Kayne Anderson Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 27, 2018
           File No. 1-38048

Dear Mr. Purgason:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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